August 22, 2022

Attn: Heather Clark; Melissa Gilmore; Thomas Jones & Jay Ingram;

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	Hempacco Co., Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed August 17, 2022 File No. 333-263805

Ladies and Gentlemen:

Hempacco Co., Inc. (the “Company” or “Hempacco”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 22, 2022, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, the Company has amended the Company’s registration statement, the Company respectfully submits the following responses to such comments:

1.

Please explain the nature of the transaction "write down of kiosk acquisition price to rollover net book value" in the amount of $4,361,643 for the three and six months ended June 30, 2021. Your response should address why this transaction is not reflected in your statement of stockholders' equity for the year ended December 31, 2021.

Response: The Condensed Consolidated Statements of Stockholders’ Equity for the three and six months ended June 30, 2021, was prepared using an internal workbook of the Company. In error, the referenced line was not consolidated. It should have been combined with the line below it: “Conversion of preference shares.” This correction has been made, and this line has been deleted from the Condensed Consolidated Statements of Stockholders’ Equity.

Thank you again for your assistance and review.

Sincerely,

Hempacco Co., Inc.

/s/ Sandro Piancone

Sandro Piancone

President and Chief Executive Officer